Exhibit 99.13

July 2, 2025

VIA E-MAIL

ReNew Energy Global plc

Special Committee of the Board of Directors

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway,

London, England, SW1H 0DB

Attention: Mr. Manoj Singh, Lead Independent Director

Dear Manoj:

The consortium is pleased to confirm its continued interest in the transaction and would like to thank you, the rest of the special committee and the management of the company, for your time and continued engagement. The consortium would like to take this opportunity to outline where it stands in its evaluation of the transaction, including with regards to value. Subject to alignment on the points outlined below, the consortium sees a clear path to a mutually agreeable transaction on an expedient timeline.

Revised Proposal

With your support, the consortium has undertaken comprehensive due diligence (including, but not limited to, technical, commercial, financial, tax, legal and other due diligence), underscoring its significant investment of resources in this transaction. Our due diligence investigation has allowed us to assess the performance of the company and its outlook and refine our view on valuation. On that basis, the consortium is prepared to increase its offer price to US$8.00 per share, payable in cash, for the entire issued and to be issued share capital of the company not already owned by the members of the consortium.

Our revised proposal would provide the company’s shareholders with a 26% premium to the closing share price of $6.34 per share on December 10, 2024 and a 39% premium to the 30-day volume-weighted average price of $5.76 per share (as of December 10, 2024).

The consortium believes that its revised proposal, which would provide shareholders with immediate liquidity and value certainty not available in public markets, would be in the best interest of the company and its shareholders, and the consortium trusts that it bears evidence of its willingness to take the transaction forward. The revised proposal is based on the information that you have made available to us and reflects the findings of our due diligence. The revised proposal is a final non-binding offer.

Definitive Documentation

We have already circulated a draft transaction agreement to the Linklaters team. We look forward to engaging with the special committee on it, in order to finalize it as soon as possible.

Due Diligence

The consortium’s remaining due diligence is purely confirmatory in nature and key pending areas have been outlined to the special committee. The consortium’s financial advisors will also reach out separately to highlight the specific remaining confirmatory items.

Shareholder Support

The consortium expects the special committee, its advisors and the company to engage with top shareholders to ensure their support of the transaction. In addition, the consortium expects the special committee, its advisors and the company to deliver hard irrevocable commitments from certain major shareholders and from directors (other than the founder and the nominee directors of the consortium members) prior to the announcement of any binding transaction.

Pre-Signing Approvals

Once transaction documents are in near final form, the consortium will seek internal approvals to be able to sign and expects that these approvals can be obtained within three weeks of the transaction documents being finalised.

Signing

As a result, subject to (i) mutually satisfactory agreement on the transaction documents, and (ii) final approvals (which would require three weeks), the consortium would like to work expeditiously towards the announcement of a binding transaction.

In summary, the consortium would like to thank you again for your engagement on this transaction and looks forward to continuing to work together expeditiously towards the announcement of a binding transaction. The consortium can see a clear path forward and believes that, with your support, a successful outcome could be within reach.

As is customary, this proposal is not to be construed as a binding, definitive or irrevocable proposal, agreement or contract. The proposal is non-binding until such time as the potential parties to the transaction enter into legally binding definitive transaction documents in respect of the transaction.

Sincerely,

Canada Pension Plan Investment Board

/s/ Kavita Saha
Name: Kavita Saha
Title: Authorised Signatory

Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust

/s/ Suhail Al Dhaheri	/s/ Mamoun Jamai
Name: Suhail Al Dhaheri	Name: Mamoun Jamai
Title: Authorized Signatory	Authorized Signatory

Abu Dhabi Future Energy Company PJSC-Masdar

/s/ Mohamed Jameel Al Ramahi
Name: Mohamed Jameel Al Ramahi
Title: Chief Executive Officer

Founder

/s/ Sumant Sinha
Name: Sumant Sinha
Title: Founder